UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 30, 2022

Cartesian Growth Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-40103	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

505 Fifth Avenue, 15th Floor New York, New York	10017
(Address of principal executive offices)	(Zip Code)

(212) 461-6363

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, , each consisting of one class A ordinary share and one-third of one Warrant	GLBU	The Nasdaq Stock Market, LLC
Class A ordinary shares, $0.0001 par value per share	GLBL	The Nasdaq Stock Market, LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	GLBLW	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

As previously announced, on September 19, 2021, Cartesian Growth Corporation, an exempted company incorporated under the laws of the Cayman Islands (“Cartesian”), Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”) and Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies” and each a “Company”), entered into a business combination agreement (as previously amended, the “Original Business Combination Agreement”) by and among Cartesian, Rook MS LLC, a Delaware limited liability company, TWMH, the TIG Entities, Alvarium, and Alvarium Tiedemann Capital, LLC, a Delaware limited liability company, and on October 25, 2022, the Original Business Combination Agreement was amended and restated by the parties thereto, to amend certain terms of the business combination contemplated thereby.

On December 30, 2022, Alvarium RE Limited (“ARE”), an indirect wholly-owned subsidiary of Alvarium, entered into an agreement (the “Purchase Agreement”) to sell Alvarium Home REIT Advisors Limited (“AHRA”), investment adviser to Home REIT plc, to a newly formed entity owned by the management of AHRA (“AHRA Holdco”), for aggregate consideration equal to approximately GBP 24 million (the “Purchase Price”), with such amount being the fair market value of AHRA as of December 30, 2022. The sale was completed concurrently with the execution and delivery of the Purchase Agreement.

AHRA Holdco will pay the Purchase Price in the form of a promissory note with a fixed term, maturing on December 31, 2023 (the “Note”), subject to extension if mutually agreed upon by the parties thereto.

The Purchase Agreement contains a right of first refusal pursuant to which ARE will have the right to match any third-party offer to acquire AHRA prior to the maturity of the Note. AHRA Holdco and ARE also entered into a Call Option Agreement pursuant to which ARE has the right to repurchase AHRA prior to the repayment of the Note for a purchase price equal to the loan balance then outstanding thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARTESIAN GROWTH CORPORATION

Date: December 30, 2022	By:	/s/ Peter Yu
	Name:	Peter Yu
	Title:	Chief Executive Officer

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